EXHIBIT 99.1
November 23, 2021
Ferguson plc

Notice of results

Ferguson plc’s financial results for the three months to October 31, 2021 will be released on Tuesday, December 7, 2021. The results will be available on the Ferguson website from 0700hrs GMT (0200hrs ET), following release to the London Stock Exchange.

For further information please contact:

Ferguson plc Brian Lantz, Vice President IR and Communications Pete Kennedy, Director of Investor Relations	Mobile: Mobile:	+1 224 285 2410 +1 757 603 0111
Media Enquiries Mike Ward, Head of Corporate Communications Nina Coad, David Litterick (Brunswick) Jonathan Doorley (Brunswick)	Mobile: Tel: Tel:	+44 (0) 7894 417060 +44 (0) 20 7404 5959 +1 (917) 459 0419

Notes to announcement
Ferguson is a leading value-added distributor in North America, providing products, expertise and solutions to make customers' projects better. From underground infrastructure to plumbing, appliances, lighting, HVAC, commercial mechanical and more, Ferguson simplifies the life of the project. Revenue for the year ended July 31, 2021, was $22.8 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.